May 5, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ryan Houseal

Re:	Universal Business Payment Solutions Acquisition Corporation (the “Company”)
File No. 333-171359
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 3:00 p.m. Eastern time on May 9, 2011 or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between March 29, 2011 and May 5, 2011, the Underwriters distributed copies of the preliminary prospectus dated March 29, 2011 as follows:

No. of Copies
Prospective Underwriters	170
Dealers	209
Institutions	99
Others	348
Total	826

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Securities and Exchange Commission Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely, EARLYBIRDCAPITAL, INC. Acting As Representative of the several Underwriters By: /s/ Steve Levine Name: Steve Levine Title: Chief Executive Officer

[Signature Page – Acceleration Request]